Ameren Corporation	One Ameren Plaza
1901 Chouteau Avenue
Martin J. Lyons	PO Box 66149, MC 202
Vice President & Controller	St. Louis, MO 63166-6149
314.554.2982
314.992.6691 fax
mlyons@ameren.com

January 23, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Jim Allegretto, Senior Assistant Chief Accountant
Sarah Goldberg, Staff Accountant
Division of Corporation Finance

Re:     Ameren Corporation, File No. 1-14756
Union Electric Company, File No. 1-2967
Central Illinois Public Service Company, File No. 1-3672
Ameren Energy Generating Company, File No. 333-56594
CILCORP Inc., File No. 2-95569
Central Illinois Light Company, File No. 1-2732
Illinois Power Company, File No. 1-3004
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
Form 10-Q for Fiscal Quarters Ended
March 31, 2006, June 30, 2006 and September 30, 2006

Ladies and Gentlemen:

Pursuant to our phone discussion of January 12, 2007, regarding comment number 18 in your letter dated November 30, 2006, and our response in a letter dated December 13, 2006, we supplementally advise the Staff that Ameren Corporation’s (“Ameren”) consolidated statement of cash flows for the fiscal year ended December 31, 2005, included emission allowance purchases of $92 million and emission allowance sales of $22 million. These amounts were included in the consolidated statement of cash flows as cash flows from operating activities. As discussed further below, and as noted in our letter of December 13, 2006, we concluded during the second quarter of 2006 that classification of emission allowance activity as an investing activity was a more preferable presentation. The impact of the change in classification of emission allowance activity from an operating activity to an investing activity on Ameren’s consolidated statement of cash flows for the fiscal year ended December 31, 2005, is illustrated in Exhibit I attached to this letter. Ameren’s net cash provided by operating activities for 2005 was $1,171 million and cash used in investing activities was $881 million. The reclassification of the emission allowance activity would have increased 2005 net cash provided by operating activities by 6% and increased cash used in investing activities by 8%. Purchase and sale activity for all the applicable periods was as follows:

Securities and Exchange Commission
January 23, 2007

		2003				2004			2005				2006
(in millions)	3 Mo	6 Mo	9 Mo	Year	3 Mo	6 Mo	9 Mo Year		3 Mo	6 Mo	9 Mo	Year	3 Mo
Purchases	$-	$-	$-	$(1)	$(1)	$(3)	$(5)	$(8)	$(51)	$(92)	$(92)	$(92)	$(38)
Sales	$1	$16	$20	$31	$15	$23	$30	$36	$-	$3	$3	$22	$4
Net impact of
reclassification of cash flows:
Cash from operations	0%	(4)%	(2)%	(3)%	(6)%	(5)%	(3)%	(2)%	14%	14%	8%	6%	12%
Cash used in investing	(0)%	(2)%	(2)%	(3)%	(9)%	(5)%	(3)%	(2)%	25%	20%	14%	8%	7%

We concluded during the second quarter of 2006 that classification as an investing activity was a more preferable presentation due to our application of the intangible model, and accordingly, reclassified the 2005 emission allowance activity from operating to investing in our quarterly filings on Form 10-Q for June 30 and September 30, 2006. However, based on current accounting guidance, we believe classification of emission allowance activity as either investing or operating activities to be acceptable cash flow classifications. Because we do not believe our change in cash flow classification for emission allowances constituted the correction of an error, we have not prepared a formal materiality analysis as prescribed by SAB 99. However, based on the quantitative factors described above and illustrated in Exhibit I hereto and the following qualitative considerations, we do not believe that the change in classification of emission allowance activity had a material impact on Ameren’s consolidated statement of cash flows for the fiscal year ended December 31, 2005.

•
The trends for cash flows from operating and investing activities are the same before and after the reclassification - cash flows from operating activities have increased and cash flows used in investing activities have increased. The reclassification also did not change cash flows from operating and investing activities from a negative to a positive or vice versa.

•	The reclassification only impacts the consolidated statement of cash flows and has no impact on Ameren’s reported revenues, net income, earnings per share, assets or liabilities.
•	We do not believe the reclassification impacted analysts' expectations about Ameren’s future earnings, prospective ability to service obligations when due or its ability to maintain its dividend.
•	The change in cash flows from operating activities and cash flows used in investing activities did not have any impact on financial covenant compliance or interest coverage ratios.
•	The reclassification had no impact on compliance with federal or state regulatory requirements.
•	The reclassification did not involve an unlawful transaction.
•	The change in emission allowance classification had no impact on management's bonus or other incentive compensation programs.

Securities and Exchange Commission
January 23, 2007

The reclassification of emission allowance activities from operating activities to investing activities on our consolidated statement of cash flows for the fiscal quarters ended June 30 and September 30, 2005 and 2006, was disclosed in Note 1 - Summary of Significant Accounting Policies to our financial statements on page 29 and clearly quantified in investing activities on the face of the consolidated statement of cash flows in our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2006. Similar disclosure with respect to periods ended December 31, 2005 and 2006 will be included in our Annual Report on Form 10-K for the year ended December 31, 2006, which will be filed by March 1, 2007. Emission allowance activity was also disclosed and quantified in Management’s Discussion and Analysis on page 47 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which included quantification of the impact that the increase in emission allowance purchases had on cash flows from operating activities between 2004 and 2005.

If you have any further questions concerning this response, please contact the undersigned at (314) 554-2982 or Bruce Steinke, Assistant Controller, at (314) 554-2574.

Very truly yours,

/s/ Martin J. Lyons, Jr.
Martin J. Lyons, Jr.
Vice President and Controller
Ameren Corporation
Union Electric Company
Central Illinois Public Service Company
Ameren Energy Generating Company
CILCORP Inc.
Central Illinois Light Company
Illinois Power Company

MJL/vad
Enclosure

EXHIBIT I

Ameren Corporation		With EA
Consolidated Statement of Cash Flows	Original	Reclass	Variance	Variance
	2005	2005	Amount	%
Cash Flows From Operating Activities:
Net income	$606	$606	$-	-
Adjustments to reconcile net income to net cash
provided by operating activities:
Cumulative effect of change in accounting principle	22	22	-	-
Gain on sale of leveraged leases	(22)	(22)	-	-
Gain on sale of emission allowances	-	(22)	(22)	NM
Depreciation and amortization	588	656	68	12%
Amortization of nuclear fuel	28	28	-	-
Amortization of debt issuance costs and premium/discounts	15	15	-	-
Deferred income taxes and investment tax credits, net	59	59	-	-
Other	2	2	-	-
Changes in assets and liabilities, excluding the effects of acquisitions:
Receivables, net	(160)	(160)	-	-
Materials and supplies	(75)	(75)	-	-
Accounts and wages payable	129	129	-	-
Taxes accrued	107	107	-	-
Assets, other	(113)	(89)	24	(21)%
Liabilities, other	(37)	(37)	-	-
Pension and other postretirement benefit obligations, net	22	22	-	-
Net cash provided by operating activities	1,171	1,241	70	6%

Cash Flows From Investing Activities:
Capital expenditures	(947)	(947)	-	-
Proceeds from sale of leveraged lease companies, net	54	54	-	-
Acquisitions, net of cash acquired	12	12	-	-
Nuclear fuel expenditures	(17)	(17)	-	-
Purchases of emission allowances	-	(92)	(92)	NM
Sales of emission allowances	-	22	22	NM
Other	17	17	-	-
Net cash used in investing activities	(881)	(951)	(70)	8%

Cash Flows From Financing Activities:
Dividends on common stock	(511)	(511)	-	-
Capital issuance costs	(6)	(6)	-	-
Short-term debt, net	(224)	(224)	-	-
Redemptions, repurchases, and maturities:
Long-term debt	(618)	(618)	-	-
Preferred stock	(1)	(1)	-	-
Issuances:
Common stock	454	454	-	-
Long-term debt	643	643	-	-
Net cash provided by (used in) financing activities	(263)	(263)	-	-

Net change in cash and cash equivalents	27	27	-	-
Cash and cash equivalents at beginning of year	69	69	-	-
Cash and cash equivalents at end of year	$96	$96	-	-

Cash Paid During the Periods:
Interest	$307	$307	-	-
Income taxes, net	187	187	-	-